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SEC

17005565

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FEB 24 2017
Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy D Boughton 412-288-6325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified PUblic Accountants
(Name – *if individual, state last, first, middle name*)

2100 ONe PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Jeremy D Boughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of February 22, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2016

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Federated Securities Corp.

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Company) as of December 31, 2016, and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 22, 2017

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	822
Receivable from affiliates, net		17,179
Prepaid expenses		882
Other current assets		522
Total current assets		19,405
Long-Term Assets:		
Goodwill		1,831
Property and equipment, net of accumulated depreciation of $532		30
Long-term deferred tax asset, net		204
Total long-term assets		2,065
Total assets	$	21,470
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		7,381
Total shareholder's equity		21,470
Total liabilities and shareholder's equity	$	21,470

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

Revenue:		
Service fees, net	$	149,689
Commission income		3,086
Total revcnue		152,775
Operating Expenses:		
Distribution		120,922
Compensation and related		82,810
Advertising and promotional		12,569
Travel and related		8,764
Other		7,659
Expense reimbursement, net of charges, from affiliated companies		(80,910)
Total operating expenses		151,814
Operating income		961
Nonoperating Income (Expense):		
Interest and dividends		4
Interest expense on long-term incentive program		(252)
Total nonoperating expense, net		(248)
Income before income taxes		713
Income tax provision		270
Net income	$	443

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2016	$ 17	$ 14,072	$ 6,938	$ 21,027
Net income	0	0	443	443
Balance at December 31, 2016	$ 17	$ 14,072	$ 7,381	$ 21,470

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

Balance at January 1, 2016	$	0
Additions and/or reductions		0
Balance at December 31, 2016	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

Operating Activities:		
Net income	$	443
Adjustments to reconcile net income to net change in cash equivalents from operating activites:		
Depreciation		68
Provision for deferred income taxes		9
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(520)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		822
Cash equivalents, end of year	$	822

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Investors, Inc. (Federated). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds. The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the management of the Company's operations as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is available. The Company uses a two-step process to test for and measure impairment which begins with an estimation of the fair value of its reporting unit. If the Company's fair value falls to a level below its recorded book value of equity, the Company's goodwill would be considered for possible impairment. Management has concluded that goodwill is not impaired as of December 31, 2016.

(e) Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. The Company also receives underwriter commissions related to the distribution of certain Class A shares. Revenue is recognized during the period in which the services are performed. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields on certain money market funds or to meet contractual requirements. The Company waived service fees of $106.8 million for the year ended December 31, 2016.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(f) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $2.5 million for the year ended December 31, 2016. This was included in Advertising and promotional expense on the Statement of Income.

(g) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated's consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(h) Other Comprehensive Income

For the year ended December 31, 2016, there were no effects of other comprehensive income.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

(a) Revenue Recognition

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes virtually all existing revenue recognition guidance under GAAP. The update's core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. On July 9, 2015, the FASB approved a one-year deferral of the effective date of the update, and issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, on August 12, 2015. As a result of the deferral, the update is effective for the Company on January 1, 2018. While early adoption is permitted on January 1, 2017, the Company does not plan to early adopt. During 2016, the FASB issued ASU 2016-08, which clarifies principal versus agent considerations, ASU 2016-10, which clarifies identifying performance obligations and the licensing implementation guidance, ASU 2016-12, which addresses implementation issues and provides additional practical expedients and ASU 2016-20, which provides technical corrections to narrow aspects of the guidance (collectively, with ASU 2014-09, Topic 606). Topic 606 allows for the use of either the retrospective or modified retrospective adoption method. The Company's status of implementation has primarily focused on scoping activities, such as identifying the customer and evaluating revenue contracts. Management continues to evaluate the available transition methods and the potential impact of adoption on the Company's financial statements.

(2) RECENT ACCOUNTING PRONOUNCEMENTS, (continued)

(b) Deferred Taxes

On November 20, 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. The update is effective for the Company on January 1, 2017. The update allows for the use of either a prospective or retrospective adoption approach. Management has elected the prospective transition method and does not expect this update to have a material impact on the Company's financial statements.

(3) CONCENTRATION RISK

Approximately 51% of the Company's total revenue for 2016 was derived from services provided to three Federated-sponsored funds, the Federated Capital Reserves Fund, the Federated Government Reserves Fund and the Federated Strategic Value Dividend Fund, 27%, 13%, and 11% respectively. A significant and prolonged decline in assets under management in these funds could have a material adverse effect on the Company's future revenues.

(4) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

NAV practical expedient – Investments that calculate NAV per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $0.8 million as of December 31, 2016 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3, or NAV practical expedient within the fair value hierarchy as of December 31, 2016.

(5) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related and Distribution expenses, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which are allocated to the Company, amounted to $32.8 million for the year ended December 31, 2016 and were recorded in Expense reimbursement, net of charges, from affiliated companies on the Statement of Income.

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $113.7 million were accrued and recorded in Expense reimbursement, net of charges, from affiliated companies in the Statement of Income for the year ended December 31, 2016.

The Company sells to another indirect, wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges relating to Class B and Class C shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2016 were $13.5 million. No gain or loss was recorded by the Company as a result of these sales.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and was partially offset by intercompany payables related to the above mentioned transfer agreement and expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(6) PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code (IRC) limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions for a total possible match of 4%, subject to IRC compensation limits. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $1.1 million for the year ended December 31, 2016 and were recorded in Compensation and related expense on the Statement of Income.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has worked at least 1,000 hours per year for two years. Upon completion of this initial service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in the profit sharing plan if the employee is employed on the last day of the year and has worked at least 500 hours for the year. The profit sharing plan is a defined contribution plan to which Federated may contribute amounts as authorized by its board of directors. Federated made no contributions to the profit sharing plan in 2016.

(7) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2016:

(in thousands)	Current	Deferred	Total
Federal	$ 255	$ (16)	$ 239
State	6	25	31
Total	$ 261	$ 9	$ 270

The Company's effective income tax rate for the year ended December 31, 2016 was 37.9%. This rate is higher than the Company's 35% federal statutory rate primarily as a result of state taxes and the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in Receivable from affiliates, net on the Statement of Financial Condition.

The Company's deferred tax assets totaled approximately $1.6 million at December 31, 2016 and are primarily related to state tax net operating loss carryforwards. A valuation allowance has been recognized for approximately $1.4 million of the Company's deferred tax assets due to management's belief that it is more likely than not that the Company will not realize the full benefit of these state tax net operating loss carryforwards. Management decreased this valuation allowance by $5 thousand during 2016 as a result of its revised estimate of the amount that will be realized prior to expiration. The Company's state tax net operating loss carryforwards underlying the resulting net deferred tax assets will substantially expire in 2018. The Company did not have any material deferred tax liabilities at December 31, 2016.

The Company files annual income tax returns in various U.S. state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2016, nor were there any material changes during 2016. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2016, the Company had no aggregate indebtedness and net capital of $806 thousand, which was $781 thousand in excess of its required net capital of $25 thousand.

(9) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2016.

Federated has claims asserted and threatened against it from time to time. For information regarding claims against Federated refer to the December 31, 2016 Form 10-K Note (17) of Item 8 – Financial Statements and Supplementary Data. For information regarding litigation risks against Federated refer to Item 1A – Risk Factors. Federated makes available, free of charge on its website, www.FederatedInvestors.com, its annual report on Form 10-K.

Supplemental Information

FEDERATED SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2016

(in thousands)

Computation of net capital:				
Shareholder's equity			$	21,470
Deductions and/or charges:				
Nonallowable assets	$	20,648		
Haircut on securities owned		16		20,664
Net capital			$	806
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	781
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016 Part IIA FOCUS filing.

FEDERATED SECURITIES CORP.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2016

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

FEDERATED SECURITIES CORP.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2016

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

FEDERATED SECURITIES CORP.
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5(d)(4)
YEAR ENDED DECEMBER 31, 2016

Federated Securities Corp.'s Exemption Report

Federated Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Federated Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremy D Boughton

Title: Assistant Treasurer

Date of Report: 2/22/17